Exhibit 99.1

LAIX Inc. Enters into Definitive Agreement for Going-Private Transaction

SHANGHAI, June 17, 2022 — LAIX Inc. (“LAIX” or the “Company”) (OTC: LAIXY), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Laix Infinite Co. Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and Prilingo Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$6.8 million for all of the Company’s outstanding ordinary shares (each, an “Ordinary Share”).

Certain shareholders of the Company, including the entities ultimately controlled by Mr. Yi Wang, co-founder, chairman of the board of directors (the “Board”) and chief executive officer of LAIX, Mr. Zheren Hu, co-founder, director and chief technology officer of LAIX, Mr. Hui Lin, co-founder, director and chief scientist of LAIX, respectively (collectively, the “Founders”), GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV Capital Select L.P., IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., Trustbridge Partners V, L.P., CMC Lullaby Holdings Limited, Mirae Asset – Naver Asia Growth Investment Pte. Ltd., Cherubic Ventures SSG II Ltd and Best Venture Technology Limited (collectively, the “Rollover Shareholders,” and each, a “Rollover Shareholder”) have entered into Rollover and Contribution Agreements, respectively, pursuant to which each Rollover Shareholder has irrevocably agreed to contribute the Ordinary Shares it holds or will hold to the Merger Sub prior to the effective time of the Merger (the “Effective Time”) in exchange for newly issued ordinary shares of Parent, such that Merger Sub will hold approximately 93.8% of the voting power of the Ordinary Shares exercisable in a general meeting of the Company.

At the Effective Time, unless otherwise agreed under the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.1357 in cash without interest (the “Per Share Merger Consideration”), and each outstanding American depositary share of the Company (“ADS,” each representing fourteen Class A ordinary shares of the Company), together with the Class A ordinary shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$1.90 in cash without interest (together with the Per Share Merger Consideration, the “Merger Consideration”).

The Merger Consideration represents a premium of approximately 15.8% to the volume-weighted average price of the ADSs during the 10 trading days prior to its receipt of the revised “going-private” proposal letter dated April 28, 2022.

The buyer group (the “Buyer Group”) comprises the Founders, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited. The Buyer Group intends to fund the Merger with a combination of rollover equity and cash, and has delivered copies of executed equity commitment letters to the Company. Each member of the Buyer Group has also executed and delivered to the Company a limited guarantee in favor of the Company pursuant to which the Buyer Group is guaranteeing certain payment obligations of Parent under the Merger Agreement.

The Board, acting upon the unanimous recommendation of a committee of two independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors. Because the Merger is a “short-form” merger in accordance with section 233(7) of the Companies Act between a parent company and one of its subsidiary companies (as those terms are defined in the Companies Act), the Merger does not require a shareholder vote or approval by special resolution of the Company’s shareholders if a copy of the Plan of Merger is provided to every registered shareholder of the Company.

The Merger is currently expected to close in the second half of 2022 and is subject to customary closing conditions. If completed, the Merger will result in the Company becoming a privately held company, its ADSs will no longer be quoted on the OTC Market, and the Company’s ADS program will be terminated.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee. Kirkland & Ellis is serving as U.S. legal counsel to the Special Committee. Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Special Committee.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 transaction statement to its shareholders. The documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov).

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; PRC governmental policies, laws and regulations relating to the Company’s industry; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; the occurrence of any event, change or other circumstances that could give rise to the right of any party to terminate the definitive merger agreement for the going-private transaction; the outcome of any legal proceedings that may be instituted against LAIX Inc. or its shareholders or directors; the ability to meet the closing conditions to the merger and the going-private transaction; a delay in closing the merger and the going-private transaction; business disruptions from the proposed merger that will harm LAIX’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger and the going-private transaction; certain restrictions during the pendency of the merger and the going-private transactions that may impact LAIX’s ability to pursue certain business opportunities or strategic transactions; the ability of LAIX to retain and hire key personnel; uncertainty as to the long-term value of the ordinary shares of LAIX following the merger and the going-private transaction; the continued availability of capital and financing following the merger and the going-private transaction; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

LAIX Inc.

Investor Relations

E-mail: ir@laix.com